SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, Brazil – July 09, 2003

Embratel Participações S.A.
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

      EMBRATEL ANNONCES NON-OPERATING PROVISION IN THE SECOND QUARTER 2003

Embratel  announced today that it will provision R$101 million of  non-operating expenses  corresponding to the remaining value of its investment in Acessonet, a company that was acquired in 2000,  and  subsequently  incorporated,  to provide internet  services.  The  provision  was  constituted  as a result  of the early termination  of a Service  Agreement  with  internet  service  provider UOL. The matter is still under judgement.

The early  termination  of the Service  agreement has resulted in the request to initiate  an  arbitration  process  with the  International  Chamber of Commerce
(ICC), where Embratel aims to obtain compensation for damages and losses.

Also, as a result of the  termination  of the Service  Agreement with UOL in the second  quarter of 2003,  Embratel  is no longer  providing  services to UOL and therefore,  not receiving the  corresponding  data revenues for these  services.
These revenues were of approximately R$12-14 million per quarter.

Embratel is the premier communications  provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the  leading  provider  of data and  Internet  services  in the  country  and is uniquely  positioned  to be the  country's  only  true  national  local  service provider for corporates.  Service offerings: include telephony,  advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate  clients.  Embratel is uniquely positioned to be the all-distance  telecommunications  network of South
America.  The Company's  network is has  countrywide  coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.